Exhibit 3.1
FIRST AMENDMENT TO THE BYLAWS
OF
SIRION HOLDINGS, INC.
(Formerly known as Tenby Pharma Inc.)
(a Delaware corporation)
(Adopted by the Board of Directors on January 10, 2007)
     PURSUANT TO the Bylaws of Sirion Holdings, Inc. (the “Corporation”) and under authorization of the Board of Directors of the Corporation, the Bylaws of the Corporation are hereby amended as follows:
     1. Amendment to Section 7 — Stockholder Meetings. Section 7 of the Bylaws entitled “Stockholder Meetings” is hereby amended by deleting the current first paragraph thereof, entitled “Time,” in its entirety, and substituting the following therefor, to wit:
   “Time. The annual meeting shall be held on the date and at the time fixed, from time to time, by the directors, provided that the first annual meeting shall be held on or before June 30 of the calendar year following the calendar year in which the corporation was organized, and each successive annual meeting shall be held on a date within thirteen months after the date of the preceding annual meeting. A special meeting shall be held on such date and at such time as may be fixed by the directors.”
     2. Date and Manner of Adoption. This First Amendment was adopted and approved by the Board of Directors of the Corporation at a duly and validly called and constituted meeting of the Board of Directors on January 10, 2007.
     3. Maintenance of All Other Provisions. All other provisions of the Bylaws shall remain unmodified and maintained as they currently exist in full force and effect.
     IN WITNESS WHEREOF, the undersigned officer has executed and attests to this First Amendment to the Bylaws of the Corporation.
     Dated this 16th day of January, 2007.

/s/ Dawn Bennett Johnson
Dawn Bennett Johnson, Secretary